Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Successor		Predecessor
	2011	February 13 - December 31, 2010	January 1 - February 12, 2010	2009	2008	2007
Earnings:
Income before income taxes	$5,220	$3,899	$482	$3,081	$3,800	$3,583
Add:
Interest and other fixed charges, excluding capitalized interest	73	72	16	124	97	87
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	249	225	35	267	278	282
Distributed income of investees accounted for under the equity method	6	5	−	5	5	4
Amortization of capitalized interest	1	−	1	4	5	4
Less:
Equity in earnings of investments accounted for under the equity method	15	15	1	12	13	19
Total earnings available for fixed charges	$5,534	$4,186	$533	$3,469	$4,172	$3,941
Fixed charges:
Interest and fixed charges	$93	$85	$17	$142	$114	$104
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	249	225	35	267	278	282
Total fixed charges	$342	$310	$52	$409	$392	$386
Ratio of earnings to fixed charges	16.18x	13.50x	10.25x	8.48x	10.64x	10.21x

E-2